Ex99.18
ACQUISITION BY FREDERIC LEIGH OF COMMON SHARES AND WARRANTS IN ROUTEMASTER CAPITAL INC.

For Immediate Release
July 24, 2020 (Toronto, Ontario) – Pursuant to a private placement transaction that closed on June 26, 2020 with final approval from the TSX Venture Exchange received on July 23, 2020 (the “Offering”), Mr. Frederic Leigh (the “Acquiror”), through Siwash Holdings Inc. (“Siwash”) and 2227929 Ontario Inc. (“2227929”) acquired an aggregate total of 2,329,284 units of Routemaster Capital Inc. (the “Issuer”) (the “Units) at a price of $0.03 per Unit for a total acquisition cost of $69,878.52. Each Unit was comprised of a common share of the Issuer (a “Common Share”) and a half warrant (each whole warrant, a “Warrant”), with each Warrant exercisable to acquire one Common Share at a price of $0.05 at any time prior to June 26, 2022. Prior to the acquisition of the aforesaid securities, the Acquiror, through Siwash and 2227929, beneficially owned 6,603,374 Shares of the Issuer, representing approximately 16% of the issued and outstanding Shares prior to completion of the Offering, on a non-diluted basis. Following completion of the Offering, the Acquiror beneficially owns 8,932,658 Common Shares of the issuer, representing approximately 14.6% of the issued and outstanding on a non-diluted basis and 14.19% on a diluted basis.
The Acquiror acquired the Units, Common Shares and Warrants for investment purposes. It may acquire additional securities of the Issuer in the future or may dispose of securities of the Issuer.
For more information, or for a copy of the report filed under applicable securities laws by the Acquiror in connection with the transactions referred to in this press release, please contact the Acquiror at 416 861 5933.

The address of the Acquiror is Frederic Leigh
65 Queen Street West, Suite 800 Toronto, Ontario
M5H 2M5